Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: North Fork Bancorporation, Inc.
Subject Company: North Fork Bancorporation, Inc.
Commission File Number for the Related Registration
Statement on Form S-4: File No. 333-133665
YOUR VOTE IS IMPORTANT
PLEASE VOTE YOUR PROXY TODAY
                    August 1, 2006
Dear North Fork Stockholder:
     We have previously mailed to you proxy materials in connection with the Annual Meeting of Stockholders of North Fork Bancorporation, Inc. scheduled to be held on August 22, 2006. Your vote is requested for this important meeting.
     According to our latest records, we have not yet received your proxy for the meeting. Your vote is important no matter how many shares you hold. Please act promptly to vote your shares. Telephone and internet voting is available to most stockholders. See further instructions regarding voting on the reverse side of this letter.
     For the reasons more fully described in the Proxy Statement, dated July 11, 2006, your Board of Directors unanimously recommends that you vote “FOR” the Agreement and Plan of Merger with Capital One Financial Corporation, “FOR” all Five Class 1 Directors and “FOR” the ratification of KPMG LLP the auditors.
     The proposed merger with Capital One and North Fork requires the affirmative vote of the holders of a majority of the North Fork outstanding shares entitled to vote. Accordingly, the vote of all stockholders is important. If a North Fork stockholder does not vote, it has the same effect as voting against the merger. Please act today to vote your proxy!
     Please submit your vote in this important matter — by voting by telephone, via the Internet, or by signing, dating and returning the enclosed proxy or voting instruction form in the postage-paid return envelope provided.
     If you have any questions or need assistance voting your shares, please call D. F. King & Co., Inc., who is assisting us, toll-free at 1-888-605-1957. Thank you for your cooperation.
Sincerely,
John Adam Kanas
Chairman of the Board, President
and Chief Executive Officer

3 Easy Ways To Vote
     Help your company avoid the expense of further solicitation by voting today. You may use one of the following simple methods to vote your shares:
1.	Vote by Telephone. Call the toll-free number listed for this purpose on your proxy or voting instruction form. Have your control number listed on the form ready and follow the simple instructions.

2.	Vote by Internet. Go to the website listed on your proxy or voting instruction form. Have your control number listed on the form ready and follow the simple instructions.

3.	Vote by Mail. Mark, sign, date and return your proxy or voting instruction form in the postage-paid return envelope provided.
Please Act Today
YOUR VOTE IS
IMPORTANT

Please help your company save additional solicitation costs by signing, dating and mailing your proxy or voting instruction form today. Remember, a failure to vote is equivalent to a vote against the merger agreement. Internet and telephone voting are also available. Please refer to your proxy or voting instruction form for instructions. Street name shareholders: Your broker or bank cannot vote your shares on the merger proposal unless it receives your specific instructions. Please return your vote immediately. If you have any questions or need assistance voting your shares, please call D. F. King & Co., Inc., who is assisting North Fork, toll-free at 1-888-605-19576.
Additional Information about the Proposed Merger with Capital One
On March 12, 2006, Capital One Financial Corporation and North Fork Bancorporation, Inc. announced a definitive agreement under which North Fork will merge with Capital One in a stock and cash transaction. Capital One and North Fork stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed merger, which was first mailed to stockholders on or about July 14, 2006, because it contains important information. You may obtain a free copy of the joint proxy statement/prospectus and other related documents filed by Capital One and North Fork with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other documents may also be obtained for free by accessing Capital One’s website at www.capitalone.com under the heading “Investors” and then under the heading “SEC & Regulatory Filings” or by accessing North Fork’s website at www.northforkbank.com under the tab “Investor Relations” and then under the heading “SEC Filings”.
This letter does not constitute an offer of securities for sale.
Participants in the Proposed Merger with Capital One
Capital One, North Fork and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the proposed merger with Capital One. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger is set forth in the joint proxy statement/prospectus. You can find information about Capital One’s executive officers and directors in Capital One’s definitive proxy statement filed with the SEC on March 21, 2005. You can find information about North Fork’s executive officers and directors in the definitive joint proxy statement/prospectus. You can obtain free copies of these documents from the Capital One or North Fork using the contact information above.